Exhibit 99.1

Can-Fite: Namodenoson’s Inhibition of Pancreatic Carcinoma Receives Recognition from the American Society of Clinical Oncology (ASCO)

●	Abstract published online in the Journal of Clinical Oncology supplement of the 2023 ASCO Annual Meeting Proceedings

●	Can-Fite to initiate Phase 2a pancreatic cancer study

●	Namodenoson significantly inhibits growth of pancreatic carcinoma as a stand-alone treatment and in combination with gemcitabine

PETACH TIKVA, Israel, May 30, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncology, inflammatory and liver diseases, today announced that its study titled “Effects of Namodenoson on Pancreatic Carcinoma: Preclinical Evidence” is published online in the Journal of Clinical Oncology supplement of the 2023 ASCO Annual Meeting Proceedings. The abstract can be read here: LINK

The pre-clinical study used advanced pancreatic carcinoma patient cells that were treated with Namodenoson as a stand-alone and in combination with gemcitabine, the leading chemotherapy used to treat pancreatic cancer.

A significant dose-dependent inhibition of pancreatic cancer cell growth was found when the cells were exposed to Namodenoson. The combined treatment with Namodenoson plus gemcitabine had an additive inhibitory effect. The molecular mechanism of action, downregulation of the Wnt signaling pathway, is known to be active in pancreatic cancer and also reflects the well-established mechanism of action of Can-Fite’s small molecule drug platform.

Can-Fite plans to initiate an open-label Phase 2a exploratory trial to assess the efficacy and safety of Namodenoson in the treatment of patients with pancreatic cancer who have received at least one previous systemic therapy. Safety and efficacy endpoints including objective response, progression-free survival, duration of response, disease control, and overall survival will be monitored. The study will be conducted by Dr. Salomon Stemmer, an oncology key opinion leader and Professor at the Institute of Oncology, Rabin Medical Center, Israel.

“These encouraging results in pancreatic cancer are very much in line with our findings for Namodenoson in advanced liver cancer clinical trials,” stated Can-Fite CEO Dr. Pnina Fishman. “We are pleased to have these data shared through ASCO’s annual meeting, where we expect it will get high visibility with leading oncologists focused on pancreatic cancer as well as potential research and development partners as we head into our exploratory Phase 2a study.”

About Pancreatic Cancer

The highest incidence rates for pancreatic cancer are in Asia, Europe, and North America. According to the American Society of Clinical Oncology (ASCO), in 2020, an estimated 496,000 people were diagnosed with pancreatic cancer globally and an estimated 466,000 died from the disease. The 5-year survival rate for people with pancreatic cancer in the U.S. is 11%. Acumen Research estimates the global pancreatic cancer therapeutics market was valued at approximately $3.6 billion in 2021 and is projected to grow to approximately $6.6 billion by 2030.

About Namodenoson

Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma (HCC), and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). It is currently in a Phase IIb trial for NASH and a pivotal Phase III for HCC. Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114